Shanda Adopted Additional Revenue Model To Its MMORPGs

Shanghai, China – November 28, 2005 — Shanda Interactive Entertainment Limited (Nasdaq: SNDA), a leading interactive entertainment media company, announced that in addition to the existing subscription based pay-to-play revenue model, it adopted a free-to-play and pay-for in-game value-added services revenue model for two of its MMORPGs — The Legend of Mir II and Magical Land. Most of Mir II’s existing server groups are scheduled to switch to the new revenue model on November 28, 2005, while certain number of server groups will remain as pure pay-to-play model. Magical Land has already adopted the new model on all of its server groups starting from November 24, 2005. Shanda will gradually adopt this new model for its other existing MMORPGs, including The World of Legend. This new revenue model was introduced as Chinese gamers’ consumption patterns and market conditions of China’s online game industry have changed significantly since Shanda first standardized the pay-to-play revenue model for MMORPGs more than four years ago. Under the new model, while gamers benefit from being able to play the basic functions of a MMORPG for free, they could choose to purchase in-game value-added services, including certain in-game items and premium features, based on their own interest and purchasing power.

“After several years of operating our casual games under the similar revenue model and after extensive research into the Chinese online games market, we believe that adopting the Avatar-based revenue model for more games will benefit the company in the long run,” commented Tianqiao Chen, CEO of Shanda, “however, it might have a negative impact on the short-term revenues of our MMORPGs.”

The Legend of Mir II, which was licensed from South Korea and commercially launched in September 2001, was the first MMORPG operated by Shanda. It was one of the most popular online games in China.

Magical Land is an in-house developed cartoon style fantasy MMORPG, featuring a unique design style and a rich cast of characters. It was commercially launched in July 2005 and recommended by the Ministry of Culture to teenagers.

The World of Legend, which is the first online game developed in-house by Shanda, was commercially launched in September 2003. The World of Legend was recognized as the best domestic game in China at the Chinese Game Annual Forums which was sponsored by the China Press and Publication Administration (or CPPA).

About Shanda Interactive Entertainment Limited
Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, a network PC game platform and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which an increasing number access our content from home. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit <http://www.snda.com/>.

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Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the companies and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to statements regarding the switchover date of the operating model, continued operation of the old model in select districts, possibility of operating other game titles under the new model and the impact of the operating model switch on short run and long run revenues. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties could cause actual results to be materially different from expectations including but not limited to the risk that there are delays in the switch to the new operating model, users play the games for free but choose not to purchase in-game value added services, items and premium features, there is a decline in the number of active paying users and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

CONTACT:

Donglei Zhou
Director of Business Development & Investor Relations
Shanda Interactive Entertainment Limited
Phone: 8621-50504740
E-mail: IR@shanda.com.cn

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